Q.	Name and Address of   Reporting Person.

A. Pamela K. Nelson

Q.  Issuer Name and Ticker or Trading Symbol

	A.  Standard Energy Corporation "STDE"

Q.  Social Security Number

	A.  (Voluntary)

Q.  Statement for Month

	A.  October, 2001

Q.  Amendment

	A.  N/A

Q.  Relationship of Reporting Person

	A. Officer, Director, Vice President & Corp. Secretary

Q.  Individual or Joint Filing

	A.  Form filed for One Reporting Person

Q.  Title of Security    Transaction Date     Transaction Code
	A. Common	     10/4/01                  S

	     Common         10/8/01               S

	     Common          10/11/01             S


                  Amount         Acquired or Disposed   Price
                     7,500             D                $.10 p/s

                     6,500             D                $.10 p/s

                   10,000              D                $.10 p/s


Amount of Securities Beneficially Owned at end of Month
2,708,100

Ownership Forum  -  Direct